Exhibit 99.7

TOTAL S.A.’s SALES IN THE FIRST HALF OF 2003

1. CONSOLIDATED SALES

	2003	2002
	TOTAL	TOTAL
	(million euros)	(million euros)

UPSTREAM
First quarter	8,186	6,749
Second quarter	6,894	6,731

	15,080	13,480
DOWNSTREAM
First quarter	19,418	15,268
Second quarter	16,336	17,755

	35,754	33,023
CHEMICALS
First quarter	4,704	4,823
Second quarter	4,288	5,263

	8,992	10,086
HOLDING
First quarter	39	28
Second quarter	33	32

	72	60
Consolidation eliminations of internal sales
First quarter	-4,044	-3,084
Second quarter	-3,204	-3,346

	-7,248	-6,430
CONSOLIDATED SALES
First quarter	28,303	23,784
Second quarter	24,347	26,435

	52,650	50,219

Consolidated sales increased by 5% to 52,650 million euros in the first half of 2003 from 50,219 million euros in the first half of 2002. This variance is primarily due to the 24% increase in the average Brent oil price at 28.7 $/b in the first half of 2003 from 23.1 $/b a year ago and to the strong rebound in the refining margins which more than offset the drop in the value of the dollar relative to the euro. The average euro-dollar exchange rate was $1.10 per euro in the first half of 2003 compared to $0.90 in the first half of 2002.

2. PARENT COMPANY’s SALES

	2003	2002

	(million euros)	(million euros)
OIL & GAS SALES
First quarter	1,230	935
Second quarter	989	1,074

	2,219	2,009
SERVICES PERFORMED
First quarter	294	212
Second quarter	289	305

	583	517
GLOBAL AMOUNT
First quarter	1,524	1,147
Second quarter	1,278	1,379

	2,802	2,526